UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2018 (Report No. 4)

Commission File Number 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of Registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders held on February 26, 2018, the shareholders of Arcturus Therapeutics Ltd. (the “Company”) voted on the following proposal:

1.	Ratification of the appointment of Ernst & Young LLP as the independent, external auditors of the Company for the audit of the Company’s consolidated financial statements for the year ended December 31, 2017 and for such subsequent period prior to the Company’s 2018 annual general meeting of shareholders, and authorization of the Company’s Board of Directors to fix the remuneration of the foregoing independent auditors in accordance with the volume and nature of their services.

Proposal 1 was not approved. A description of the above proposal was set forth at greater length in the proxy statement with respect to the meeting, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on February 5, 2018.

This Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947, File No. 333-217556 and File No. 333-221830) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: February 27, 2018	By:	/s/ Mark Herbert
	Name:	Mark Herbert
	Title:	Interim President